SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1) OF

THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)

Parallel Petroleum Corporation

(Name of Subject Company (Issuer))

PLLL Holdings, LLC

PLLL Acquisition Co.

(Name of Filing Persons (Offeror))

Apollo Management VII, L.P.

(Name of Filing Persons (Other Person(s))

Common Stock, Par Value $0.01 Per Share

(Title of Class Securities)

699157103

(CUSIP Number of Class of Securities)

John J. Suydam

PLLL Holdings, LLC

c/o 9 West 57th Street

New York, New York 10019

(212) 515-3237

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:

Mark Zvonkovic

Akin Gump Strauss Hauer & Feld LLP

One Bryant Park

New York, NY 10036

(212) 872-1000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$131,767,832	$7,352.65
*	Calculated solely for purposes of determining the filing fee. The calculation assumes the purchase of 41,646,445 shares of common stock, par value $0.01 per share, at $3.15 per share. The transaction value also includes the aggregate offer price for 519,200 shares underlying outstanding options with an exercise price less than $3.15 per share, which is calculated by multiplying the number of shares underlying such outstanding options at each exercise price therefor by an amount equal to $3.15 minus such exercise price.
**	The filing fee, calculated in accordance with Exchange Act Rule 0-11, was calculated by multiplying the transaction valuation by 0.00005580.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$7,352.65	Filing Party:	PLLL Holdings, LLC
Form or Registration No.:	Schedule TO	Date Filed:	September 24, 2009

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

This Amendment No. 4 (this “Amendment”) further amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on September 24, 2009 (as amended and supplemented, the “Schedule TO”) by PLLL Acquisition Co., a Delaware corporation (the “Purchaser”) and a wholly-owned subsidiary of PLLL Holdings, LLC, a Delaware limited liability company (“Parent”), Parent and Apollo Management VII, L.P. (“Apollo Management”). The Schedule TO relates to the tender offer by the Purchaser for all of the outstanding common stock, par value $0.01 per share, of Parallel Petroleum Corporation, a Delaware corporation (the “Company”), including the associated preferred stock purchase rights issued pursuant to the Rights Agreement, dated as of October 5, 2000, as amended by the First Amendment to the Rights Agreement, dated as of September 14, 2009, between the Company and Computershare Trust Company, N.A., as rights agent (together with the shares of the Company’s common stock, the “Shares”), at a purchase price of $3.15 per Share net to the seller in cash without interest and less any required withholding taxes, if any, upon the terms and conditions set forth in the offer to purchase dated September 24, 2009 (the “Offer to Purchase”), a copy of which was attached to the Schedule TO as Exhibit (a)(1)(A), and in the related letter of transmittal (the “Letter of Transmittal”), a copy of which was attached to the Schedule TO as Exhibit (a)(1)(B) (which, together with the Offer to Purchase, as amended or supplemented from time to time, constitutes the “Offer”).

The information in the Offer to Purchase and the Letter of Transmittal is incorporated into this Amendment by reference to all of the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent provided herein. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO and the Offer to Purchase.

Item 11. Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented by adding the following text thereto:

“The initial offering period of the Offer expired at 12:00 midnight, New York City time, on Thursday, October 22, 2009. According to the Disbursing Agent, as of such time, a total of approximately 35,244,824 Shares (including approximately 802,359 Shares subject to guaranteed delivery) had been validly tendered pursuant to the Offer and not withdrawn, representing approximately 84.62% of all outstanding Shares. Pursuant to the terms of the Offer, Purchaser has accepted for payment all Shares validly tendered and not withdrawn prior to the expiration of the Offer. Payment for such Shares will be made promptly.

In accordance with the Merger Agreement, the Purchaser has commenced a Subsequent Offering Period to acquire all remaining untendered Shares. The Subsequent Offering Period will expire at 5:00 p.m., New York City time, on Thursday, October 29, 2009, unless extended. Parent and Purchaser reserve the right to extend the Subsequent Offering Period in accordance with applicable law and the terms of the Merger Agreement. Any such extension will be followed as promptly as practicable by public announcement, which will be no later than 9:00 a.m., New York City time, on the next business day after the Subsequent Offering Period was scheduled to expire. During the Subsequent Offering Period, the Purchaser will immediately accept for payment and promptly pay for properly tendered Shares as such Shares are tendered. Stockholders who properly tender during the Subsequent Offering Period will receive the same $3.15 per Share cash consideration that is payable to stockholders who tendered during the initial offering period. Procedures for tendering Shares during the Subsequent Offering Period are the same as during the initial offering period with two exceptions: (i) Shares cannot be delivered by the guaranteed delivery procedure and (ii) pursuant to Rule 14d-7(a)(2) under the Exchange Act, Shares tendered during the Subsequent Offering Period may not be withdrawn.

During the Subsequent Offering Period, the Company may issue Shares to Parent at a price of $3.15 per Share in accordance with the terms of the Merger Agreement. These Shares, when added to the number of Shares owned by the Purchaser as a result of the initial offer period and the Subsequent Offer Period, may result in Purchaser owning more than 90% of the number of shares of the Company’s Common Stock then outstanding. In such case, Parent and the Company would effect the Merger in accordance with the short-form merger provisions of the DGCL, without prior notice to, or any action by, any Parallel stockholder.

On October 23, 2009, the Company, Purchaser and Parent issued a joint press release announcing the preliminary results of the Offer and the commencement of the Subsequent Offering Period. The full text of the press release is attached hereto as Exhibit (a)(5)(G) and is incorporated herein by reference.”

Item 12. Exhibits

Item 12 of Schedule TO is hereby amended and supplemented by adding the following exhibits thereto:

“(a)(5)(G)        Text of joint press release, dated as of October 23, 2009.”

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated October 23, 2009

PLLL ACQUISITION CO.

By:	/S/ AARON STONE
Name:	Aaron Stone
Title:	Director and President

PLLL HOLDINGS, LLC

By:	/S/ AARON STONE
Name:	Aaron Stone
Title:	President

APOLLO MANAGEMENT VII, L.P.

By:	AIF VII Management, LLC, its general partner

By:	/S/ AARON STONE
Name:	Aaron Stone
Title:	Authorized Signatory

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